UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                                    EGL, Inc.
                                (NAME OF ISSUER)

                    Common Stock, par value $0.001 per share
    ------------------------------------------------------------------------
                         (TITLE OF CLASS OF SECURITIES)


                                   268484 10 2
    ------------------------------------------------------------------------
                                 (CUSIP NUMBER)


                               James Westra, Esq.
                           Weil, Gotshal & Manges LLP
                               100 Federal Street
                                   34th Floor
                                Boston, MA 02110
                                 (617) 772-8300

                               R. Jay Tabor, Esq.
                           Weil, Gotshal & Manges LLP
                               200 Crescent Court
                                    Suite 300
                               Dallas, Texas 75201
                                 (214) 746-7700
    ------------------------------------------------------------------------
          ( NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
                       RECEIVE NOTICES AND COMMUNICATIONS)


                                  May 11, 2007
    ------------------------------------------------------------------------
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D/A
                                 --------------

      EXPLANATORY NOTES: This Amendment No. 7 to Schedule 13D (this "Amendment") is being filed by James R. Crane and the other reporting persons (collectively, the "Reporting Persons") identified in the Schedule 13D filed on January 22, 2007, as amended by Amendment No. 1 thereto filed on February 8, 2007, Amendment No. 2 thereto filed on March 1, 2007, Amendment No. 3 thereto filed on March 20, 2007, Amendment No. 4 thereto filed on March 28, 2007, Amendment No. 5 thereto filed on April 5, 2007, and Amendment No. 6 thereto filed on April 25, 2007 (as amended, the "Schedule 13D") with the Securities and Exchange Commission (the "Commission") relating to the common stock, par value $0.001 per share ("EGL Common Stock"), of EGL, Inc. (the "Issuer"). The Schedule 13D is hereby amended and supplemented by the Reporting Persons as set forth below in this Amendment. Capitalized terms used but not defined in this Amendment shall have the meanings given in the Schedule 13D.

      ITEM 4.  PURPOSE OF TRANSACTION.

      The disclosure in Item 4 is hereby supplemented by adding the following after the last paragraph thereof:

      On May 11, 2007, Parent and Acquisition Corp. delivered a letter to the Special Committee (the "Revised Offer Letter"), whereby Parent and Acquisition Corp. proposed an increased price for the shares of EGL Common Stock of $45.00 per share (the "Revised Offer"). A copy of the Revised Offer Letter is attached hereto as Exhibit 7.28. The Revised Offer Letter indicated that the Revised Offer was based on a termination fee of $55 million (and a corresponding reverse termination fee of $55 million), or approximately 3% of the equity value of the Revised Offer. In connection with the Revised Offer Letter, Parent and Acquisition Corp. delivered to the Special Committee a proposed copy of an amendment to the Merger Agreement effecting the Revised Offer, and copies of revised debt and equity financing commitments and limited guarantees to be executed and delivered in connection therewith. The Revised Offer Letter indicated that the Revised Offer would expire unless accepted by the Issuer at 6:00 pm, Houston time, on Sunday, May 13, 2007. On Sunday, May 13, 2007, the Special Committee informed Parent that it had received a revision to the proposal it had previously received from CEVA Group Plc, a portfolio company of Apollo Management VI, L.P. (the "Revised CEVA Proposal"), which increased the per share consideration of the CEVA proposal to $46.00 per share, and that it had determined that the Revised CEVA Proposal was a Superior Proposal (as defined in the Merger Agreement). The Special Committee also informed Parent that, under the terms of the Merger Agreement, it would consider and negotiate any revised proposal Parent wished to make until the close of business on Wednesday, May 16, 2007, at which time it would consider again whether the Revised CEVA Proposal remained a Superior Proposal; if the Revised CEVA Proposal remained a Superior Proposal at such time, the Special Committee would consider whether to take such actions as would be necessary to terminate the Merger Agreement to accept the Revised CEVA Proposal.

      In connection with the Revised Offer Letter, Centerbridge, Woodbridge and Talon Management Holdings LLC, as assignee of Mr. Crane, entered into Amendment No. 1 to Limited Liability Company Agreement of Parent (the "Interim LLC

Agreement Amendment"). The Interim LLC Agreement Amendment revised the allocation of any termination fee received by Parent in connection with a termination of the Merger Agreement. The foregoing description of the Interim LLC Agreement Amendment does not purport to be complete and is qualified in its entirety by reference to the Interim LLC Agreement Amendment, which is attached hereto as Exhibit 7.29 and incorporated by reference in its entirety into this
Item 4.

      Also in connection with the Revised Offer Letter, Mr. Crane entered into a letter agreement with Sterling (the "Sterling Consent Letter") whereby, in connection with the agreement of Sterling to consent to the proposed amendment to the Merger Agreement and the other transactions contemplated by the Revised Offer Letter in connection with the Sterling Syndication Letter, Mr. Crane agreed to pay to Sterling a sum of $1 million in the event of certain circumstances related to the termination of the Merger Agreement in connection with a Superior Proposal. The foregoing description of the Sterling Consent Letter does not purport to be complete and is qualified in its entirety by reference to the Sterling Consent Letter, which is attached hereto as Exhibit
7.30 and incorporated by reference in its entirety into this Item 4.

      ITEM  7.  MATERIAL TO BE FILED AS EXHIBITS.

      The following exhibits shall be attached in numerical order at the end of
Item 7:


 Exhibit    Revised Offer Letter, dated as of May 11, 2007, delivered by Talon
    7.28    Holdings LLC and Talon Acquisition Corp. to the Special Committee
            of the Board of Directors of EGL, Inc.

 Exhibit    Amendment No. 1 to Limited Liability Company Agreement of Talon
    7.29    Holdings LLC, dated as of May 11, 2007, by and among Centerbridge
            Capital Partners, L.P., Centerbridge Partners Strategic, L.P.,
            Centerbridge Capital Partners SBS, L.P., The Woodbridge Company
            Limited, and Talon Management Holdings LLC.

 Exhibit    Letter Agreement, dated May 11, 2007, entered into by and among
    7.30    Sterling Group Partners II, L.P., Sterling Group Partners II
            (Parallel), L.P., and James R. Crane.

                                   Signatures
                                   ----------

           After reasonable inquiry and to the best knowledge and belief of each of the undersigned, such person certifies that the information set forth in this
Schedule 13D/A with respect to such person is true, complete and correct.

                                    Dated: May 14, 2007



                                                          *
                                    --------------------------------------------
                                    JAMES R. CRANE



                                                          *
                                    --------------------------------------------
                                    E. JOSEPH BENTO



                                                          *
                                    --------------------------------------------
                                    RONALD E. TALLEY



                                                          *
                                    --------------------------------------------
                                    GREGORY WEIGEL



                                                          *
                                    --------------------------------------------
                                    KEITH WINTERS



                                                          *
                                    --------------------------------------------
                                    VITTORIO FAVATI



                                                          *
                                    --------------------------------------------
                                    BRUNO SIDLER

* Margaret Barradas, by signing her name hereto, does sign this document on behalf of each of the persons indicated above for whom she is attorney-in-fact pursuant to a power of attorney duly executed by such person and filed with the Securities and Exchange Commission.


                                    /S/ MARGARET BARRADAS
                                    --------------------------------------------
                                    MARGARET BARRADAS